Tokyo Aoyama Aoki Law Office

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FILE NO. 82-4861

January 19, 2004

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Notice of Purchase by the Company of its Own Shares on the Market (dated January 13, 2004) (English translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dlw 2/9

FILE NO. 82-4861

(Translation)

January 13, 2004

Dear Sirs,

Name of the Company:	MegaChips Corporation
Representative:	Shigeki Matsuoka President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact:	Masayuki Fujii
	Executive Officer, Corporate Planning, in charge of Accounting, Finance and IR (TEL 06-6399-2884)

Notice of Purchase by the Company of its Own Shares on the Market

Notice is hereby given that MegaChips Corporation (the "Company") purchased its own shares on the market in accordance with Article 210 of the Commercial Code of Japan.

Description

1.	Purchase period:	From December 11, 2003 to January 13, 2004
2.	Number of shares purchased:	400,000 shares
3.	Aggregate purchase price:	¥415,085,300
4.	Method of purchase:	Purchase on the Tokyo Stock Exchange

(Reference)

1. Accumulated number of own shares of the Company purchased up to January 13, 2004:

   - Number of shares purchased: 400,000 shares
   - Aggregate purchase price: ¥415,085,300

2. Description of authorization granted at the 13th Ordinary General Meeting of Shareholders held on June 24, 2003.

   - Class of shares to be purchased: Shares of common stock of the Company
   - Total number of shares to be purchased: Not exceeding 500,000 shares
   - Aggregate purchase price: Not exceeding ¥500,000,000

- END -